[STIFEL FINANCIAL CORP. letterhead]

January 20, 2009

Mr. Tom Kluck
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E., Mail Stop 4561
Washington, D.C. 20549

RE:     Stifel Financial Corp.
            Form 10-K for the year ended December 31, 2007
            Filed on March 4, 2008
            File No. 001-09305

Dear Mr. Kluck:

We refer to the comment letter dated December 24, 2008 from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the "Staff") concerning the Form 10-K for the fiscal year ended December 31, 2007 of Stifel Financial Corp. (the "Company") filed with the Commission on March 4, 2008.

We have set forth below the text of each of the Staff's comments contained in its comment letter, followed by the Company's response.  The Company expects that it will revise its future filings (beginning with either its Form 10-K for the fiscal year ended December 31, 2008 or its Form 10-Q for the quarterly period ended March 31, 2009, as appropriate) as noted in the responses below.

Form 10-K for the year ended December 31, 2007

Financial Statements and Notes

Note A - Summary of Significant Accounting and Reporting Policies

Investments, page 71

1.      We note Investments represent marketable and non-marketable securities not included in the broker dealer trading inventory and are investments in private equity partnerships, startup companies and other venture capital investments.  We also note your disclosure that these amounts are carried at fair value and some at accreted cost.  Please tell us if these investments are accounted for under SFAS 115 or APB 18 to clarify the basis for the recorded value of these assets.  Lastly, we note the Investments asset is comprised of various items including amounts related to your deferred compensation plans, investments in qualified Missouri businesses, etc.  Tell us what consideration was given to providing a tabular presentation showing the different components of this asset with appropriate references to the relevant footnotes.

Investments on the Consolidated Statements of Financial Condition contain investments in securities that are marketable and securities that are not readily marketable. These investments are not included in our broker-dealer trading inventory and represent the acquiring and disposing of debt or equity instruments for our benefit.

Our broker-dealer subsidiaries report changes in fair value of marketable and non-marketable securities through current period earnings based on guidance provided by the AICPA Audit and Accounting Guide, "Brokers and Dealers in Securities." The fair value of these investments is based on either quoted market or dealer prices.

Our non broker-dealer subsidiaries account for investments in marketable and non-marketable securities pursuant to SFAS 115, "Accounting for Certain Investments in Debt and Equity Securities." We determine the appropriate classification of investments in marketable securities at the time of purchase and reevaluate such designation at each balance sheet date.

As of December 31, 2007 and 2006, none of our investments were accounted for pursuant to APB 18, "The Equity Method of Accounting for Investments in Common Stock."

In consideration of clarifying our historical disclosures, prospectively, we propose adding the following table to our existing disclosures that will show the different components of our investments with appropriate references to the relevant footnotes:

The following table presents investments held at our broker-dealer and non broker-dealer subsidiaries at December 31, 2007 and 2006:

	2007	2006
Broker-dealer:
Mutual funds (Note P)	$ 30,760	$ 6,149
U.S. government obligations	8,669	9,179
Non-marketable investments	4,889	3,585
Other	1,327	3,127
	45,645	22,040
Non broker-dealer:
	December 31,
Investments at accreted cost (Note R)	$ 21,772	$ 20,503
Non-marketable investments	3,212	4,872
Other	1,853	2,050
	26,837	27,425
Total investments	$ 72,482	$ 49,465

Mutual funds are purchased to economically hedge our liability for deferred compensation plans (See Note P). Non-marketable investments for both our broker-dealer and non broker-dealer subsidiaries consist of investments in equity securities of private companies, limited liability company interests and limited partnership interests. Investments at accreted cost and held to maturity consist of U.S. Government securities used to fund our venture capital activities in qualified Missouri businesses (See Note R).

Note B - Acquisitions

Significant Acquisitions, pages 78 - 81

2.      We note that as part of the Ryan Beck acquisition, you agreed to contingent earn-out payments based on revenues generated by specific individuals in the acquired divisions.  Tell us how you considered the guidance in paragraph 34 of SFAS 141 and EITF 95-8 in determining whether these contingent considerations should be accounted for as an adjustment to the purchase price or as compensation.

On February 28, 2007, we closed on the acquisition of Ryan Beck Holdings, Inc. and its wholly-owned broker-dealer subsidiary Ryan Beck & Company, Inc. ("Ryan Beck") from the selling shareholders. On the acquisition date, BankAtlantic Bancorp, Inc. owned approximately 96% of Ryan Beck. A contingent earn-out payment is payable to the selling shareholders based on defined revenues attributable to specified individuals in Ryan Beck's existing private client and investment banking divisions over the two-year period following closing.

In consideration of the guidance in paragraph 34 of SFAS 141, the contingent consideration was not based on services provided by the selling shareholders. In consideration of EITF 95-8, the selling shareholders who continued as key employees owned a minor amount of stock in Ryan Beck and all selling shareholders will receive the same amount of contingent consideration on a per share basis (factors involving components of shareholder group). Additionally, payments of the contingent consideration to the selling shareholders who continued as key employees are not affected by employment termination (factors involving terms of employment). Therefore, we believe any contingent payments should be accounted for as an adjustment to the purchase price and not compensation expense.

Note P - Stock-Based Compensation Plans

Stock Units, pages 94 - 95

3.      Clarify how you are accounting for the issuance of restricted stock units under your 2007 Incentive Stock Plan pursuant to SFAS 123(R).  In this regard, to the extent that stock-based compensation is classified as a liability, include in your response a description of your re-measurement policy consistent with the guidance in paragraph 37 of SFAS 123(R).  In addition, clarify how fair value is determined and any assumptions in making that determination.

On June 22, 2007, our shareholders approved the Stifel Financial Corp. 2007 Incentive Stock Plan (for Ryan Beck Employees) whereby we may grant up to an aggregate of 1,800,000 (as adjusted for the three-for-two stock split in June 2008) incentive stock options, stock appreciation rights, restricted stock, performance awards, or stock units. All incentive awards granted from the 2007 Incentive Stock Plan (for Ryan Beck Employees) are equity awards and are accounted for under the provisions of SFAS 123(R).

On June 22, 2007, we exchanged all Ryan Beck appreciation units held by participants in the Ryan Beck deferred compensation plans for restricted stock units issued under the 2007 Incentive Stock Plan (for Ryan Beck Employees). Equity incentive awards issued for the retention program and the restricted stock units issued in exchange for the Ryan Beck appreciation units under the 2007 Incentive Stock Plan (for Ryan Beck Employees) were valued at $39.73 per share (as adjusted for the three-for-two stock split in June 2008), the price of our common stock on the date the shareholders approved the 2007 Incentive Stock Plan (for Ryan Beck Employees) (the "grant date"). The awards generally vest ratably over a three- to seven-year vesting period from the grant date.

We have no stock based compensation awards that are classified as liability awards under the provisions of SFAS 123(R). All of our stock-based compensation awards meet the requirement of being classified as equity awards pursuant to SFAS 123(R). In future filings, we will clarify our disclosure to indicate that we have no stock-based compensation awards classified as liability awards.

The restricted stock units granted under the 2007 Incentive Stock Plan (for Ryan Beck Employees) are subject only to service conditions in that vesting depends solely on an employee rendering service to the employer for the requisite service period.  In accordance with paragraph 21 of SFAS 123(R), an equity share unit awarded to an employee shall be measured at its fair value as if it were vested and issued on the grant date. Therefore, the fair value of these awards is determined using the market price of our company's common stock on the grant date, with an assumption for forfeitures based on historical forfeiture rates by employee class. Compensation cost relating to these awards is recorded over the requisite service period which is three to seven years reduced for estimated forfeitures. The estimated forfeiture rate will be revised if actual forfeitures differ from our estimate at the grant date.

In future filings, we will clarify our disclosure as follows to specify that the fair value of these awards is determined using market price of our company's common stock on the grant date:

The Company measures compensation costs for restricted stock units as of the date of the grant using the market price of the Company's common stock and expenses such amounts against earnings ratably over the respective vesting/service period reduced for estimated forfeitures.

Note T - Segment Reporting, pages 100 - 101

4.      Please tell us what consideration was given to disclosing the reportable segments' assets and reconcile them to the enterprise's consolidated assets.  Reference is made to paragraph 32(c) of SFAS 131.

Historically, with the exception of fixed assets, goodwill and intangibles, as disclosed in the Form 10-K, our assets were not recorded or accounted for by segment. Our chief operating decision maker made decisions about the allocation of resources and assessed the performance of our segments based on the operating measures of each segment and return on investment without ascribing asset values to the segments. In consideration of the guidance in SFAS 131, information disclosed about each operating segment was measured on the same basis as the information used by the chief operating decision maker for the purposes of allocating resources to segments and assessing performance. Therefore, we concluded that disclosing the separate measure of total assets by segment in our consolidated financial statements was not beneficial or informative to the readers of our financial statements.

Prospectively, in future filings, we will include a reconciliation of the reportable segments' assets to our company's consolidated total assets to address the requirement of paragraph 32(c) of SFAS 131. In addition, we will describe the nature of the differences between the measurements of our reportable segments' assets and our company's consolidated total assets as required by paragraph 30(c) of SFAS 131.

 Proxy Statement on Schedule 14A

 Compensation Discussion and Analysis

 Annual Incentive Compensation, page 26

5.      We note the factors the compensation committee weighed in determining the annual incentive compensation for your named executive officers.  In future filings, please expand your disclosure to discuss how the committee applied these factors to each named executive officer and determined the level of compensation payable for such named executive officer.  To the extent compensation decisions are based on achieving certain target levels, please quantify those target levels.  Please tell us how you intend to comply with this comment.

After the 162(m) targets are met, annual incentive compensation for each of the named executive officers is at the complete discretion of the Compensation Committee (the "Committee"). No Company or individual performance targets are utilized by the Committee in the setting of awards. Instead, at the end of each fiscal year, the Committee reviews individual performance evaluations over the prior fiscal year, including any Company achievements to which the individual named executive officer contributed. The proxy lists the general performance evaluation criteria that are considered by the Committee as part of the award process with the explicit caveat that no specific goals or weighting of criteria are utilized by the Committee. In order to facilitate an understanding of the award process for the fiscal year at issue, we list specific Company achievements considered by the Committee in setting the awards for the prior fiscal year. These factors are not attributed by the Committee on an individual basis in the award process but are mere considerations by the Committee in utilizing its discretion in the determination of awards. In future disclosure, we will further emphasize that (i) no targets are utilized by the Committee, and (ii) the Committee utilizes complete discretion in setting awards.

Long-Term Incentive Awards, page 29

6.      We note your disclosure that long-term incentive awards are based upon the creation of shareholder value and an increase to your stock price.  Please expand your discussion and analysis of the factors the compensation committee considered in determining the amount of long-term incentive compensation awarded to each named executive officer.  To the extent long-term incentives are based on achieving certain target levels, please quantify those target levels.  In addition, we note that the compensation committee has discretionary authority to set long-term incentive awards.  Provide this information in future filings and tell us how you intend to comply.

Similar to the annual incentive compensation program, long-term incentive awards are granted at the complete discretion of the Committee. No performance targets or specific criteria are utilized in the award process other than the consideration of overall shareholder value and the Company's stock price. In the future, to the extent that the Committee looks to specific Company achievements over the prior year in utilizing its discretion in the awards process, we will identify any such achievements similar to our listing of specific achievements considered by the Committee in setting the annual incentive compensation awards.

 Executive Compensation in the Last Fiscal Year

 Nonqualified Deferred Compensation, page 40

7.      In future filings, please include a footnote to your Nonqualified Deferred Compensation Table quantifying the extent to which the amounts reported in the "Aggregate Earnings" column are reported as compensation in your Summary Compensation Table.  Refer to the Instruction to Item 402(i)(2) of Regulation S-K.

We will include in its future proxies the footnotes required by the Instruction to Item 402(i)(2) of Regulation S-K to its Nonqualified Deferred Compensation Table. For example, we have modified the applicable table from our 2007 proxy to supplementally advise the Staff of the requested information:

                                                                          6

Nonqualified Deferred Compensation.  The following table sets forth information concerning contributions, earnings, and balances under nonqualified deferred contribution plans for the named executive officers:

Name	Aggregate Balance at Beginning of Year ($)	Executive Contribution in Last FY ($)(1)	Registrant Contributions in Last FY ($)(2)	Aggregate Earnings in Last FY ($) (3)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)(4)
Ronald J. Kruszewski	11,005,231	344,953	86,227	3,459,984	(2,452,918)	12,443,477
James M. Zemlyak	3,261,268	329,960	82,490	904,880	(1,865,565)	2,713,033
Richard J. Himelfarb	1,685,164	119,998	29,988	480,049	(939,600)	1,375,599
Scott B. McCuaig	3,356,833	164,980	91,227	1,018,926	(1,127,966)	3,504,000
Thomas P. Mulroy	1,685,164	119,998	29,988	480,049	(939,600)	1,375,599
Ben A. Plotkin	-	726,853	800,000	157,595	-	1,684,448

(1) The amounts listed in this column are included within the "Bonus" column of the Company's Summary Compensation Table for each named executive officer.

(2) The Company's matching contribution to the named executive officers was awarded in the form of Company stock, the value of which has been included within the "Stock Awards" column of the Company's Summary Compensation Table for each named executive officer.

(3) The earnings listed in this column have not been included in the Company's Summary Compensation Table because these earnings were not above-market.

(4) Amounts reported in this column for each named executive officer include the amounts of bonus and Company's matching contributions from prior years that were reported in the Company's Summary Compensation Table for those years. For the value of the unvested stock units, refer to the Outstanding Equity Awards table.

Form 10-Q for the period ended September 30, 2008

Financial Statements and Notes

Note C - Fair Value Measurements, pages 24 - 25

8.      For the amount of unrealized losses included in net income for your Level 3 assets, please tell us and disclose the amount attributable to assets still held at the reporting date and a description of where these amounts are reported in the statement of income.  Reference is made to paragraph 32(d) of SFAS 157.

Prospectively, we propose adding the following information highlighted in bold to our existing disclosures to address the requirement of paragraph 32(d) of SFAS 157:

Assets Measured at Fair Value on a Recurring Basis Using Significant Unobservable Inputs (Level 3)
Nine Months Ended September 30, 2008

	Trading Securities Owned and Pledged	Available-for-Sale Securities	Investments	Total
Balance, beginning of period	$ - -	$ 10,074	$ 5,653	$ 15,727
Realized losses	- -	- -	(281)	(281)
Unrealized losses:
Included in net income relating to instruments still held at the reporting date	(3,263)	- -	(1,081)	(4,344)
Included in other comprehensive income	- -	(2,500)	- -	(2,500)
Purchases, issuances, and settlements	31,475	(11,020)	19,355	39,810
Transfers in to level 3	15,365	11,020	- -	26,385
Transfers out of Level 3	- -	(7,574)	- -	(7,574)
Balance, end of period	$ 43,577	$ - -	$ 23,646	$ 67,223

The results included in the table above are only a component of the overall trading strategies of the Company.  The table above does not present Level 1 or Level 2 valued assets or liabilities.  The Company did not have any Level 3 liabilities at September 30, 2008 or January 1, 2008.  The changes to the Company's Level 3 classified instruments were principally a result of:  transfers of preferred and municipal auction rate securities from Level 2 into Level 3 during the first quarter; purchases during the second and third quarter; unrealized losses; sales of auction rate securities at par during the third quarter; and transfers out at the end of the second quarter.

On June 30, 2008, Stifel Bank & Trust transferred a $10,000 par value asset-backed security from its available-for-sale portfolio to its held-to-maturity portfolio.  The estimated fair value at the date of transfer was $7,574. See further discussion regarding this transfer in Note E to these condensed consolidated financial statements.  The realized and unrealized losses included in net income are included in the caption "Other Revenues" on the Condensed Consolidated Statements of Operations.

Certifications

9.      We note that your certifications were not filed in the exact form as outlined in Item 601(B)(31)(i) of Regulation S-K.  The discrepancy involves modifying the wording in paragraph 4(d).  Please confirm that in future filings, you will file certifications in the exact form as outlined in Item 601(B)(31)(i) of Regulation S-K.

We confirm that in future filings the certifications will include the bolded text below so as to conform with the exact wording in accordance with Item 601(B)(31)(i) of Regulation S-K for paragraph 4(d):

Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting.

****

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosures in the referenced filings and that Staff comments or changes to disclosures in response to Staff comments on the referenced filings do not foreclose the Commission from taking any action with respect to these filings.  The Company also acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

If you have any questions or comments regarding the above information, do not hesitate to contact the undersigned at (314) 342-2228.

Sincerely,

Stifel Financial Corp.

/s/ James M. Zemlyak
James M. Zemlyak
Senior Vice President, Chief Financial Officer,
Treasurer, and Director
(Principle Financial Officer)